Exhibit 99.1

Sinovac Announces Positive Preliminary Results of Phase I/II Clinical Trials for Inactivated Vaccine Candidate Against COVID-19

Beijing-June 13, 2020 — Sinovac Biotech Ltd. (“Sinovac” or the “ Company”)(Nasdaq: SVA), a leading provider of biopharmaceutical products in China, today announced positive preliminary results of phase I/II clinical trial for the Company’s COVID-19 vaccine candidate, named CoronaVac, which showed favorable immunogenicity and safety profiles.

The phase I/II clinical trials were designed as randomized, double-blind and placebo-controlled studies. In total, 743 healthy volunteers, aged from 18 to 59 years old, enrolled in the trials. Of those, 143 volunteers are in phase I and 600 volunteers are in phase II. There have been no severe adverse event reported in either the phase I or phase II trials. The phase II clinical trial results show that the vaccine induces neutralizing antibodies 14 days after the vaccination with a 0,14 day schedule. The neutralizing antibody seroconversion rate is above 90%, which concludes the vaccine candidate can induce positive immune response.

The Company expects to submit a phase II clinical study report and a phase III clinical study protocol to China’s National Medical Products Administration (NMPA) in the near future and commence application of phase III clinical trials outside of China. As previously announced on June 11, 2020, Sinovac is collaborating with Instituto Butantan in Brazil to prepare and conduct a phase III clinical study. The Company expects to share the full data on our clinical trials with the public through academic publications.

Mr. Weidong Yin, Chairman, President and CEO of Sinovac, commented, “Our phase I/II study shows CoronaVac is safe and can induce immune response. Concluding our phase I/II clinical studies with these encouraging results is another significant milestone we have achieved in the fight against COVID-19. We have started to invest in building a manufacturing facility so that we can maximize the number of doses available to protect people from COVID-19. Like with our other vaccines, we are committed to developing CoronaVac for global use as part of our mission of supplying vaccines to eliminate human diseases.”

As announced previously, Sinovac’s development of a vaccine against COVID-19 began in January 2020 in partnership with leading academic research institutes in China. The Company received approval from China’s NMPA on April 13 to conduct phase I/II studies on its inactivated vaccine candidate against COVID-19 in China.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacturing and commercialization of vaccines that protect against human infectious diseases. Sinovac’s product portfolio includes vaccines against enterovirus71 (EV71), hepatitis A and B, seasonal influenza, H5N1 pandemic influenza (avian flu), H1N1 influenza (swine flu), varicella vaccine and mumps. Healive, the hepatitis A vaccine manufactured by the Company, has passed the assessment under WHO prequalification procedures in 2017. The EV71 vaccine, an innovative vaccine developed by Sinovac against hand foot and mouth disease caused by EV71, was commercialized in China in 2016. In 2009, Sinovac was the first company worldwide to receive approval for its H1N1 influenza vaccine, which it has supplied to the Chinese Government’s vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine to the government stockpiling program. The Company is developing a number of new products including a Sabin-strain inactivated polio vaccine, pneumococcal polysaccharides vaccine, a quadrivalent influenza vaccine and a SARS-CoV-2 (commonly referred to as COVID-19) vaccine. Sinovac primarily sells its vaccines in China, while also exploring growth opportunities in international markets. The Company is registering its products in over 30 countries outside of China. For more information please see the Company’s website at www.sinovac.com.

Safe Harbor Statement

This announcement may include certain statements that are not descriptions of historical facts, but are forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Forward-looking statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those contained in any such statements. In particular, the outcome of any litigation is uncertain, and the Company cannot predict the potential results of the litigation it filed or that could be filed against it by others. Additionally, the triggering of a shareholder rights plan is nearly unprecedented, and the Company cannot predict the impact on the Company or its stock price should its rights plan have been triggered.

Contacts

Sinovac Biotech Ltd.
Helen Yang
Tel: +86-10-8279-9871
Fax: +86-10-6296-6910
ir@sinovac.com

Investors:
ICR Inc.
Bill Zima +1-646-308-1707
Email: william.zima@icrinc.com